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By EDGAR

September 24, 2021

Ada Sarmento

Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Context Therapeutics Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed September 13, 2021
File No. 333-256572

Dear Ms. Sarmento and Mr. McCann:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Ada Sarmento and Tim Buchmiller, dated Septmber 22, 2021 (the “Comment Letter”), to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 13, 2021.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”) and the revised free writing prospectus (“Free Writing Prospectus”). The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff and have followed the comment with the Company’s response. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1

General

1.    We note that the graphics following the prospectus cover page state that ONA-XR shows efficacy supporting continued development and addresses prior limitations of PRAs. We also note your statement on page 96 that tumor assessments in a Phase 2 trial indicated ONA-XR anticancer efficacy in heavily pretreated patients. Please revise these statements to remove any implication that ONA-XR is effective as determinations of efficacy are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and such discussion is more appropriate in the Business section.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the revised image on the cover page and the revised page 96.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

Enclosures

cc:	Martin Lehr, Context Therapeutics Inc.

Alex Levit, Esq., Context Therapeutics Inc.

Walter Mostek, Esq., Faegre Drinker Biddle & Reath LLP

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